BRAD RODGERS
VP - Senior Counsel
Writer’s Direct Number: (205) 268-1113
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
E-mail: brad.rodgers@protective.com

February 13, 2020

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Protective Variable Annuity Investors Series ADV
Protective Variable Annuity Separate Account
Registration Statement on Form N-4
File Nos. 333-220666; 811-08108

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Protective Life Insurance Company (the “Company”), on behalf of Protective Variable Annuity Separate Account (the “Account”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Account’s registration statement on Form N-4 (File No. 333-220666) (the “Registration Statement”).

At this time, the Company has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Company confirms that no securities have been sold pursuant to the Registration Statement. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please do not hesitate to call the undersigned, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning this response.

Sincerely,

/s/ Brad Rodgers

Brad Rodgers
Vice President, Senior Counsel

cc: Tom Bisset